# Power To The World Corporation

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## Regulation Crowdfunding Form C
## Offering Memorandum

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Target Offering Amount of $10,000 to a Maximum Amount of $390,000

Simple Agreement for Future Equity ("SAFE")

(Automatically converts to the next round of preferred equity financing at a 20% discount)

Discount: 20%

Post-Money Valuation Cap: $5,000,000

Minimum Investment: $100

Incremental Amounts of $100

It is the intention* of the Company for investors in this CF raise to own up to 20% of the Company post Equity Financing, determined by their proportionate dollar investment up to the maximum goal for the offering of $390K.

*NOTE: This is not part of the SAFE agreement and therefore not an obligation of the Company.*

# Table of Contents

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# Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

# About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Appendix 4 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

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# The Company

## Name of Company [1]

Power To The World Corporation ("the Company," "the Issuer", "PTW")

218 C street, San Rafael, CA 94901

Website address [www.powertotheworld.org](www.powertotheworld.org)

Number of Employees - 1

Jurisdiction of Incorporation/Organization: State of California

Date of Inception: June 5, 2023

## Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

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1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

## Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Power to the World Corporation

Issuer

DocuSigned by:

Ken Tarlow

BB811A0B4CDF449...

Signature

Ken Tarlow

Printed Name

CEO & Board Chairperson

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

*ken Tarlow*

BB811A0B4CDF449...

Ken Tarlow

CEO & Board Chairperson

DocuSigned by:

*[signature]*

1F8F492843F8446...

David Tarlow

CFO

DocuSigned by:

*Jonathan A. Tyler*

F22979E40F7E4C4...

Jonathan Tyler

Board Member 2

## Directors [4]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

| Full Name | Current Position and title | Dates of Board Service | Principal Occupation |
|---|---|---|---|
| Ken Tarlow | President/CEO | 6-5-23 – present | Founder of Tarlow Design / industrial designer |
| **Other Position 1 at Issuer** | | **Period of time** | |
| Chairperson of the Board | | 6-5-23 – present | |
| **Other Business Experience in the Past Three Years** | | | |
| **Employer** | **Title** | **Principal Business of the Employer** | **Dates** |
| Tarlow Design & Engineering | Founder | Consumer product design and development | 1984 - present |

| Full Name | Current Position and title | Dates of Board Service | Principal Occupation |
|---|---|---|---|
| Jonathan Tyler | Board Director | 6-12-23 – present | Attorney |
| **Other Position 1 at Issuer** | | **Period of time** | |
| | | | |
| **Other Business Experience in the Past Three Years** | | | |
| **Employer** | **Title** | **Principal Business of the Employer** | **Dates** |
| Lucas & Mercanti | Patent Prosecution Attorney | Intellectual property law firm | Oct 2013 - present |

## Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

| Full Name | Current Position and title | Dates of Board Service | Principal Occupation |
|---|---|---|---|
| Ken Tarlow | President/CEO | 6-5-23 – present | Founder of Tarlow Design / industrial designer |
| **Other Position 1 at Issuer** | | **Period of time** | |
| Chairperson of the Board | | 6-5-23 – present | |
| **Other Business Experience in the Past Three Years** | | | |
| **Employer** | **Title** | **Principal Business of the Employer** | **Dates** |
| Tarlow Design & Engineering | Founder | Consumer product design and development | 1984 - present |

| Full Name | Current Position and title | Dates of Board Service | Principal Occupation |
|---|---|---|---|
| David Tarlow | CFO | 6-12-23 – present | Commercial banker |
| **Other Position 1 at Issuer** | | **Period of time** | |
| | | | |
| **Other Business Experience in the Past Three Years** | | | |
| **Employer** | **Title** | **Principal Business of the Employer** | **Dates** |
| JP Morgan Chase | Executive Director | Selling banking products to major corporations | 1 Jan 2013 - Present |

## Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of October 31, 2023 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

| Beneficial Owner Name | % of Voting Power Prior to Offering | % of Voting Power After Offering |
|---|---|---|
| Ken Tarlow | 50% | 50% |
| Jonathan Tyler | 50% | 50% |

*Table 1. Beneficial Owners ownership percentages as of October 31, 2023*

# The Business

## Description of Business [7]

Power to the World Corporation ("**PTW**") intends to manufacture and sell a portable solar-powered generator consumer product (the "PowerPak").

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PTW ) wants every individual to experience the freedom and joy of using "free"[1] electricity to power their computers, phone chargers, lamps and other small home appliances. To this end, PTW plans to manufacture and sell a portable solar to electric generating system (the "PowerPak") that is very easy to use and is planned to cost only $250 retail. This will potentially let millions of people "dip their toe" into the solar power revolution and generate hundreds of thousands of kilowatt hours worth of clean electricity that would otherwise be emitted, likely from fossil fuels.

In addition, each PowerPak owner will have the satisfaction of knowing that for every two PowerPaks sold in wealthy countries, one PowerPak will be given, at no cost, to an individual who lives in a location that currently has little to no access to a power grid. Allowing these individuals to have access to necessities as basic as light and communication.

PTW has already invested $60,000 in development of Prototypes, patent and trademark applications and manufacturing outreach, and has an additional $132,000 of funds pledged to cover tooling costs.

PTW is seeking your support to raise an additional $390,000 to cover an initial production run and costs associated with marketing and sales.

It is the intention of the Company for investors in this CF raise to own up to 20% of the Company post Equity Financing, determined by their proportionate dollar investment up to the maximum goal for the offering of $390K. Note - this is not part of the SAFE agreement and thus is not an obligation of the Company at this time.

And as an added incentive - Each investor that invests $1,000 or more will be given a free PowerPak system which will be shipped upon completion of the first production run. This offer is limited to 1 (one) PowerPak system per $1,000 or more per investor.

**Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.**

**Power To The World Corporation -** was formed as a California C corp on June 5, 2023. Ken Tarlow and Johathan Tyler are co-owners and each owns 50 percent of the voting common stock. Ken and Jonathan are also the original holders of the patent on the technology used in the PowerPak, which they have since assigned to the Company (see Appendix 5).

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[1] "Free" refers to energy provided by the sun is free and the PowerPak enables customers to access this without additional cost other than the PowerPak.

# Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Specific Risk Factors [8, 22, 23]

### Product Defects

There is a risk that the "Powerpak" units may have unanticipated defects which will need to be corrected. As a startup, beyond our recent prototype, our product has not been tested in the field. The real-life environment may present reliability nuances, which could impact our profitability by introducing new remedial costs, and potential customer dissatisfaction could impact sales and revenues.

The Company's product will use Lithium iron (LiFePO4) batteries, which are a type of rechargeable lithium-ion battery that offers several advantages over other battery technologies, such as lead-acid batteries and nickel-cadmium batteries. However, LiFePO4 batteries also have some safety risks that need to be considered, as outlined below:

- Thermal runaway is a dangerous condition in which the battery's internal temperature rapidly increases, leading to the release of flammable gases and the potential for fire or explosion. LiFePO4 batteries are less prone to thermal runaway than other types of lithium-ion batteries. However, thermal runaway can still occur in LiFePO4 batteries if they are subjected to excessive heat, impact, or overcharging.

- LiFePO4 batteries use a liquid electrolyte, which can leak if the battery is damaged. Electrolyte leakage can cause skin and eye irritation, and it can also be a fire hazard.

- Lithium ions are highly reactive and can be dangerous if they are exposed to air or moisture. LiFePO4 batteries are typically sealed and packaged in a protective case, but there is the risk of exposure to lithium ions should the case crack or break.

### Business Risk

There is the risk that the Company will fail to achieve its business objectives. This can be due to a variety of factors, including internal factors such as poor management, operational problems, and financial difficulties, as well as external factors typical for a consumer products company like Power to the World such as competition, changes in consumer demand, economic downturns, product liability, and regulatory risk.

### Shipping and Supply Chain Risk

Most battery cell technology and raw materials originate in Asia. Concentrating manufacturing in a single region increases the Company's exposure to disruptions that may occur in that region. This concentration is particularly concerning given the current geopolitical climate, with ongoing conflicts in Ukraine and Israel. These conflicts could lead to supply chain disruptions due to port closures, transportation restrictions, or political instability. Shipping products from Asia can be complex and subject to various risks, such as port congestion, shipping delays, and potential customs issues. The extra time that the realization of these risks might cause poses a challenge to mature a supply chain required for product manufacturing.

### Geopolitical Risk

Political instability and civil unrest can disrupt supply chains, damage infrastructure, and lead to expropriation of assets. Currency fluctuations can affect the profitability of offshore operations and make it difficult to price products competitively. Labor unrest and strikes can disrupt production and lead to increased labor costs. Current or future environmental regulations can increase the cost of doing business in foreign countries, including China.

Consumer electronics companies such as PTW that offshore their manufacturing to countries with lower labor costs and less stringent environmental regulations may face increased risks of sanctions. These include restrictions on trade and investment; financial penalties for companies that violate the sanctions rules, which can be significant and can have a major impact on a company's profitability; reputational damage, as consumers may be reluctant to buy products from a company that is seen as doing business with a sanctioned country; and legal challenges, as companies may be sued by shareholders, customers, or other parties for violating sanctions laws.

### Regulatory Risk

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Consumer electronics companies are subject to a dynamic regulatory landscape that can pose significant risks to their business operations. Changes in regulations can affect various aspects of their business, including product design, manufacturing processes, market access, and overall profitability. As a consumer electronics products company, the Company is subject to a variety of product safety regulations, both at the national and international levels. These include:

**Product Safety:** For example, in the United States, consumer electronics products must comply with the Consumer Product Safety Improvement Act (CPSIA), which sets standards for a wide range of products, including toys, electronics, and appliances.

**Electromagnetic compatibility (EMC):** EMC regulations are designed to ensure that electronic devices do not emit excessive levels of electromagnetic interference (EMI), which can interfere with other electronic devices. For example, in the European Union, consumer electronics products must comply with the Electromagnetic Compatibility Directive (2014/30/EU).

**Environmental:** Consumer electronics companies are also subject to a variety of environmental regulations, such as those related to the use of hazardous substances and the disposal of electronic waste. For example, in the European Union, consumer electronics products must comply with the Waste Electrical and Electronic Equipment Directive (WEEE Directive), which sets standards for the collection, recycling, and disposal of electronic waste.

## Product Delivery Risk

The Company plans to use all the tools available on the Amazon product delivery platform. These include Advertising, Fulfillment, storage, Sales and Shipping. The Company plans to use Google AdWords to drive traffic to the Amazon sales site and to the Company's website. Though this marketing and sales approach eliminates the need for warehousing and fulfillment services, thereby minimizing the need for dedicated storage space and personnel normally associated with fulfillment and shipping, there is a risk of concentrating all product delivery with Amazon, given its power to set pricing for retail products on a grand scale, competing directly with independent businesses that have established stores on the Amazon platform, and creating conditions for those businesses that prevent them from offering their products through other online retail channels. Also, the Company has not worked through Amazon previously, and there may be additional challenges with Amazon of which the Company is not aware.

## Patent Risk

Patent risk is the risk that the Company's product may infringe on the patents of others. This can lead to lawsuits, injunctions, and damages awards. Patent risk can be especially important for high-tech companies like Power to the World, which rely on intellectual property to protect our competitive advantage.

### Technology Risk

Technology risk is the risk that the Company's technology will not function as intended, or that it will be disrupted by new technologies. Technology risk is a significant risk and especially high for consumer product companies, like Power to the World. We rely on technology to design, develop, manufacture, and market our product. We also rely on technology to interact with our customers and to manage supply chains. There are a number of factors that can contribute to technology risk for consumer product companies like Power to the world, including the rapid pace of technological change, increasing reliance on third-party technology suppliers, product recalls, supply chain disruptions, and loss of market share.

### Reliance on Contractors

The Company has selected one qualified contractor to manufacture the PowerPak units. There is a chance that the contractor will under-perfom or will not deliver product in a timely fashion. Given the Company plans to be working with only 1 contractor initially, the Company has increased risk because the contractors are not diversified.

### Breach of Contract

There is a possibility that there could be a breach of contract associated with manufacturing or sales. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its financial obligations.

### Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

### Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

## Nascent Industry

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

## Limited Operating History

The Company and its development projects continue to be developed. The Company has limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

## Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the Company's decision making process and must rely on management of the Company.

## Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results.

## Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

### Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company. Given the PowerPak is a consumer product, there is heightened risk of liability given the Company does not know how consumers will interact with the product.

### Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

### General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The company may lose existing customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

There is a risk of resurgence of the COVID pandemic or emergence of a new pandemic, which could cause shutdowns of businesses and borders, and cause great economic harm. This would significantly impact the business.

### Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute our business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

### Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

### Business Projections

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Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

**Financial Controls for Small Companies**

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

**Investment is not a Diversified Investment**

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

**Illiquidity**

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

**Cancellation restrictions**

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

**Limited disclosure**

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may

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not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

### Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

### No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

### Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

### Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

### No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

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**This Offering allows for "Rolling Closes"**

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

**SAFE Risks**

**Indefinite or delayed conversion**

The SAFE will convert to equity if the Company raises more equity. If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing.

**No Voting Rights**

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You will have no ability to control the management of the Company.

**Investors will not be entitled to any inspection or information rights other than those required by law.**

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on a Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a

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disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

**Event of Default or Sale of the Company**

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that Safe holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

**Insufficient liquidity**

Upon the occurrence of certain events, holders of the SAFEs may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

**Investors will be unable to declare the Security in "default" and demand repayment.**

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment.. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

**Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.**

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

### Long term hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

### No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, or if the SAFE converts to an equity owner in the Company, with no voting rights, you will not have any ability to influence the payment of dividends.

### Valuation Risk

The Offering price was not established in a public or competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price.

### Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

**No Public Market; Transfer or Sales Limitations**

There is no public market for, and the investor may be unable to sell the SAFEs, and if converted the equity interests. No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

**Limited opportunity to cure**

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project.

**No Collective Action**

There are no provisions for investors to communicate with each other or take any collective action.

**Risks Related to Minority Ownership Factors [22]**

[Describe the risks related to minority ownership in the Company]

SAFE investors have no voting rights. Upon conversion, they will be minority shareholders with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors.

**Risks Related to Certain Corporate Actions [23]**

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

19

**Additional issuances of securities**

The Company may issue additional securities of the same, or different, class, to the Securities of this offering which may reduce the value due to dilution. Those additional issuances may have preferred rights or other preferential treatment that negatively impact the SAFE-holders ability to receive a dividend or expected return.

**Company repurchases of securities**

Any repurchase of securities potentially reduces the Company's available funds to support its business. Repurchases of Securities issued in this offering may be at a lesser value than they were purchased for. SAFE and minority shareholders will have no rights to influence the decision to repurchase shares.

**A sale of the Company or of assets of the Company**

A sale of the Company may be at a lesser value than the valuation you might expect for the Company. A sale of assets may decrease the valuation of the Company, reducing the value of the SAFEs. SAFE holders and minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company.

**Transactions with related parties**

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value or result an issuance of securities with greater rights than Securities in this offering.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

# The Offering

## Purpose [9]

The Company desires to:

1. Obtain funds from crowdfunding investments to finance a revenue-generating consumer product in the form of a portable solar energy generating system, the PowerPak.

2. Demonstrate a market desire at the consumer level for low-cost solar power options.

3. Give more people access to impact investing through Raise Green's crowdfunding platform.

## Use of Proceeds [10]

| | If Target Offering Amount | | If Maximum Offering Amount | |
|---|---|---|---|---|
| | $ | % | $ | % |
| **Total Proceeds** | **10,000** | **100%** | **390,000** | **100%** |
| Less: Raise Green Service Fees | 700 | 7% | 27,300 | 7% |
| **Net Proceeds** | **$9,300** | **93%** | **$362,700** | **93%** |
| Less: Tooling* | 9,300 | 93% | 22,000 | 5.6% |
| Less: Manufacturing | 0 | 0% | 166,875 | 42.7% |
| Less: Advertising, Marketing & Sales | 0 | 0% | 25,000 | 6.4% |
| Less: Salaries | 0 | 0% | 45,000 | 11.5% |
| Less: Other OpEx | 0 | 0% | 103,825 | 26.6% |
| **Total Use of Net Proceeds** | **$9,300** | **93%** | **$362,700** | **93%** |

*Total projected tooling cost is $132,000, which has been promised to the Company by Jonathan Tyler

*Table 2. Use of Proceeds*

**The Company will use the Target Offering Amount for the following:**

Pay 93% towards the one-time tooling cost; that is, for designing, cutting, shaping, and forming materials that will be used to produce the parts and components of the product. Raise Green is paid a 7% success fee.

**The Company will use the Maximum Offering Amount for the following:**

Pay for 5.6% for tooling; 42.7% for manufacturing; 6.4% for advertising, marketing and sales; 11.5% for salaries and 26.6% for additional operating expenses. Raise Green is paid a 7% success fee.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

## Testing the Waters [11(a)]

The Company has not made use of any written communication or broadcast script to test the waters.

## Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

## Canceling a Commitment to Purchase [12]

See Appendix 1

# Securities of the Company

## Securities Being Offered [13, 14, 15, 16]

### Terms of Securities [13]

[Describe the terms of the securities being offered]

See the Terms of the Securities in the Subscription Agreement in Appendix 3

### Voting Rights and Limitations [14, 15]

Do the securities have voting rights? No

Are there any limitations on any voting rights?

The holders of the SAFE are not entitled to vote on any matters pertaining to the Company.

### Modification of Terms [16]

[Describe any ways in which the terms of the securities may be modified]

The terms of the security cannot be modified solely by the Company once the SAFE is issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

## Restrictions on Transfer

See Appendix 1

The Company requires written consent in advance of any transfer whether in the first year or thereafter. See the Subscription Agreement Appendix 3 for additional information.

## Other Outstanding Securities [17, 18, 19, 20]

### Other Classes of Securities [17]

Ken Tarlow and Jonathan Tyler each own 50 percent of the current voting shares of the company.

| Class of Security | Securities Authorized (Number or Amount) | Securities Outstanding (Number or Amount) | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common Stock | 10,000 | 10,000 | Yes | |

*Table 3. Capital Structure as of October 31, 2023*

## Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The rights of any SAFE issued under this Offering will automatically convert into share of preferred stock in connection with the first Equity Financing for preferred stock closed by the Company subsequent to the Offering (while the SAFEs remain outstanding) on the same terms as cash investors in the Equity Financing except that (i) SAFE investors under this offering will receive either a 20% or greater discount based on the Valuation Cap at a post-money valuation of $5,000,000, to the price paid by the new preferred equity investors. This may include certain preferences but is unlikely to include voting rights.

The Company may issue additional securities. The Company may issue additional SAFE agreements beyond the scope of this offering, or may pursue additional crowdfunding raises through Raise Green prior to closing its first round of preferred stock financing. The Company may issue Notes in the future, and if so, such debt instruments would have senior liquidation preferences to SAFE holders or any outstanding stock.

The existing Common Stock of the Company has all typical rights of shares of stock in a California corporation such as voting rights and information rights.

For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

## Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? -

NO

## Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

NONE

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its obligations. SAFE holders have no ability to influence Company action.

## Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

A Simple Agreement for Future Equity (SAFE) is an instrument that converts to future equity under certain circumstances. The SAFE bears no interest and has limited liquidity.

In a liquidity or dissolution event of the Company, the SAFE is intended to operate like a standard preferred equity instrument. Upon the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues preferred equity interests at a fixed valuation, the SAFE shall convert into the same type of preferred equity interests issued in such financing (with appropriate adjustment for the original issue price and liquidation preference of such interests) at a price per security equal to the lesser of the price implied by (i) a $5,000,000 post-money valuation cap (the "Valuation Cap"), or (ii) a 20 percent discount to the price per security paid by investors in such equity financing. The Company has not conducted a third-party valuation in connection with the Offering,

In the future, the Company may retain third-party valuation firms to perform valuations of its stock based on a set of factors that may include the following: price of other securities offered by the Company, the Company's financial condition, general market conditions, the Company's business performance and projections, the Company's stage of maturity, the Company's competitive landscape, general economic conditions.

## Outstanding Indebtedness [24]

See below:

| Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|
| $60,000 | 0% | None | Officer loan from Jonathan Tyler |

*Table 4. Material indebtedness of the Issuer as of October 31, 2023*

## Other Exempt Offerings [25]

The Company issued its initial stock to the 2 principal shareholders under a Section 4 (a) 2 exemption. Otherwise, the Company has not conducted any other exempt offerings within the past three years.

## Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company (including the amount of this raise) during the preceding 12 months.

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

The Company entered into an officer loan of $60,000 from Jonathan Tyler at 0% interest and with no maturity date.

# Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

## Operating History [27]

The company does not have an operating history.

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## Current Condition and Historical Results [28]

Power to the World Corporation was incorporated in 2023 and has no transactions. This raise is our launch into the US market.

As of October 31, 2023, a total of $60,000 of cash and resources has been invested in the development of Power to the World's PowerPak technology and the securing of its intellectual property.

It is the intention of the Company for investors in this CF raise to own up to 20% of the Company post Equity Financing, determined by their proportionate dollar investment up to the maximum goal for the offering of $390K. Note - this is not part of the SAFE agreement and thus is not an obligation of the Company at this time

With this investor funding and the Company's available pledge of $132,000, Power to the World is poised to bring the PowerPak system to market by April 15, 2024.

A budget of $500,000 reflects the required funding to bring the PowerPak system to market in 6 months and is the combination of:

- Cash pledge from Jonathan Tyler ($132,000)
- Investment funding from this Raise ($390,000 maximum)

Our key financial milestones, going forward, are directly related to activities that lead to manufacture and market launch of the product.



*Figure 1. Sales projections overview*

## Statement on Liquidity. Comment on any expected challenges.

**What is your company's liquidity position? (e.g. cash, assets, etc.)**

The Company has been promised $132,000 of funds by Johnathan Tyler, which the Company will use to pay for tooling.

**How fast will the Company use its current cash resources?**

All costs are currently being funded by its founders. Future cash-burn shall be aligned with the availability of funds from this raise and other sources of finance. If this raise hits its Maximum, the Company expects to reach a burn-rate of $30,000/per month, which includes overhead plus product manufacturing.

**How will funds from this raise affect your liquidity position?**

The funds from this raise are critical for a rapid ramp-up of the business to meet our objectives and take advantage of a growing industry, forecast to grow at a compound annual growth rate (CAGR) of 7.3% from 2023 to 2032[2].. The success of this raise will significantly improve the Company's liquidity position by providing it with a cash reserve.

## Statement on Capital Resources. Comment on any expected challenges.

**What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)**

The Company has access to $132,000 of funds (through Johnathan Tyler's personal account), which the Company plans to use to pay for tooling. This raise shall assist the Company in accumulating the cash required for the activities mentioned above in the Use of Proceeds. We are also exploring alternative fund raising activities and are considering future funding rounds.

**Is the Company dependent on the capital resources described above?**

The Company shall gear its expenses towards available funds. Not having a successful raise, or results lower than the maximum, would mean that we shall take longer to meet our objectives to accelerate the business forward.

This raise will help us get ready for our market launch and the funding required to achieve the financial results to improve cash flow.

Without such funding, it will become very difficult for the Company to scale and quickly gain profitability.

---

[2] The global solar generator market size was estimated at USD 480 million in 2022 and it is expected to reach around USD 966.49 million by 2032. See https://www.precedenceresearch.com/solar-generator-market

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## Financial Statements and Operation Discussion

|  | Most Recent Fiscal Year-end - (6.30.2023) Unaudited |
|---|---|
| Total Assets: | $0 |
| Cash & Cash Equivalents: | $0 |
| Accounts Receivable: | $0 |
| Short-term Debt: | $0 |
| Long-term Debt: | $0 |
| Revenues/Sales: | $0 |
| Cost of Goods Sold: | $0 |
| Taxes Paid: | $0 |
| Net Income: | $0 |
| # Employees | 1 |

*Table 5. Most recent fiscal year-end*

**[Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future]**

The Company is pre-operational, and originated in June of 2023.

**[Discuss any known material changes or trends in the financial condition and results of operations]**

There have been no material changes or trends in the financial condition of the Company.

**Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.**

If successful in this offering, the funds raised will be leveraged towards manufacturing, selling and distributing the product as it has been prototyped. If this Offering reaches its Maximum Offering Amount, we are targeting to reach the following milestones:

|  | **2024** | **2025** | **2026** |
|---|---|---|---|
| **Income** | **$500,000** | **$2,500,000** | **$5,000,000** |
| Add: Sales | $500,000 | $2,500,000 | $5,000,000 |
| **Expenses[3]** | **$492,700** | **$1,418,500** | **$2,547,000** |
| Less: Tooling | $152,000 | $36,000 | $42,000 |
| Less: Manufacturing | $166,875 | $1,112,500 | $2,225,000 |
| Less: Advertising, Marketing & Sales | $25,000 | $50,000 | $50,000 |
| Less: Salaries | $45,000 | $90,000 | $90,000 |
| Less: Other OpEx | $103,825 | $130,000 | $140,000 |
| **Net Profit** | **$7,300** | **$1,081,500** | **$2,453,000** |
| Less: Reinvest in inventory | $3,650 | $540,750 | $1,226,500 |
| Less: Key employee remuneration plus new product development | $1,460 | $216,300 | $490,600 |
| **EBITDA** | **$2,190** | **$324,450** | **$735,900** |

*Table 6. Financial projections*

**Is the Company's viability dependent on the Offering?**

The Company's viability is not materially dependent on the Raise Green offering,. If this offering is not successful, we will pursue alternative funding options.

**When does the Company's Fiscal Year end?**

The Company's fiscal year ends on June 30.

## Financial Statements [29]

The Company has provided Financial Statements, as of June 5, 2023, reviewed by an independent accountant. See Appendix 2.

---

[3] Projections include the sell 2 give away 1 commitment the Company is making for future sales.

# Additional Information

## Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No."

## Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

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# Appendix 1 - Important Information About the Crowdfunding Process

Investors should read carefully.

## Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

## Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

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# Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000. Raise Green may charge the Issuer a transaction processing fee that will depend on the funds raised, and will be disclosed at the end of the Offering.

# Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities, an independent escrow agent, during the Raise.

**Subscription Agreement**

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

**Progress during an Offering**

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

## Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

## Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

## Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the Company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

## Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

## Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of <u>any</u> pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

# Appendix 2 – Financial Statements

**POWER TO THE WORLD CORPORATION**
A California Corporation


Financial Statements and
Independent Accountants' Review Report


June 5, 2023 (inception)

**POWER TO THE WORLD CORPORATION**

June 5, 2023 (inception)

Table of Contents



**INDEPENDENT ACCOUNTANTS' REVIEW REPORT**



To the Board of Directors and Management of
  Power to the World Corporation
  San Rafael, California

We have reviewed the accompanying financial statements of Power to the World Corporation ("the Company") (a California corporation), which comprise the balance sheet as of June 5, 2023 (inception), and the related statements of operations, changes in stockholders' equity, and cash flows for the one-day period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not yet begun principal operations, requires substantial funding to achieve its operational goals, and has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

**Accountants' Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.
We are required to be independent of Power to the World Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountants' Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Fruci & Associates II, PLLC*

Spokane, Washington
September 25, 2023

**Members of:**
WSCPA
AICPA
PCPS


802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

**POWER TO THE WORLD CORPORATION**
**BALANCE SHEET**

As of June 5, 2023 (inception) (unaudited)

<b>Assets</b>

|  | June 5, 2023 (inception) |
|---|---|
| **Current assets** | |
| Cash and cash equivalents | $                    - |
| **Total assets** | $                    - |

<b>Liabilities and Stockholders' Equity (Deficit)</b>

|  | |
|---|---|
| **Current liabilities** | |
| Accounts payable | $                    - |
| **Total liabilities** | $                    - |
| | |
| **Stockholders' equity (deficit)** | |
| Common stock, no par value, 10,000 shares authorized; | |
| 10,000 shares issued and outstanding | - |
| Additional paid-in capital | - |
| Retained earnings | - |
| **Total stockholders' equity (deficit)** | - |
| **Total liabilities and stockholders' equity (deficit)** | $                    - |

See independent accountants' review report and accompanying notes to the financial statements.

- 2 -

**POWER TO THE WORLD CORPORATION**
**STATEMENT OF OPERATIONS**

For the one-day period ended June 5, 2023 (unaudited)

|  | Period ended June 5, 2023 |
|---|---|
| **Sales** | $ - |
| **Cost of sales** | - |
| **Gross profit** | - |
| **Operating expenses** |  |
| Professional fees | - |
| General & administrative | - |
| **Total operating expenses** | - |
| **Operating loss** | - |
| **Other income (expenses)** |  |
| Other income (expense) | - |
| **Net income (loss) before income taxes** | - |
| Provision for income taxes | - |
| **Net loss** | $ - |

See independent accountants' review report and accompanying notes to the financial statements.

**POWER TO THE WORLD CORPORATION**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)**

For the one-day period ended June 5, 2023 (unaudited)

| | Common Stock | | Additional Paid-In Capital | Accumulated Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance, June 5, 2023** | - | $ - | $ - | $ - | $ - |
| Stock-based compensation | - | - | - | - | - |
| Net income (loss) | - | - | - | - | - |
| **Balance, June 5, 2023** | - | $ - | $ - | $ - | $ - |

**POWER TO THE WORLD CORPORATION**
**STATEMENT OF CASH FLOWS**

For the one-day period ended June 5, 2023 (unaudited)

|  | Period ended June 5, 2023 |
|---|---|
| **Cash flows from operating activities** | |
| Net income (loss) | $ - |
| Adjustments to reconcile net income to net cash | |
| provided by (used in) operating activities: | |
| Stock-based compensation | - |
| Increase (decrease) in liabilities: | |
| Accounts payable | - |
| **Net cash provided by (used in) operating activities** | - |
| **Cash flows from investing activities** | |
|  | - |
| **Net cash provided by (used in) investing activities** | - |
| **Cash flows from financing activities** | |
|  | - |
| **Net cash provided by (used in) financing activities** | - |
| **Net increase (decrease) in cash and cash equivalents** | - |
| **Cash and cash equivalents at beginning of year** | - |
| **Cash and cash equivalents at end of year** | $ - |
| **Supplemental Noncash Investing and Financing Activities** | |
| Equipment purchased with capital lease | $ - |
| **Supplemental Disclosure** | |
| Interest paid | $ - |
| Taxes paid | $ - |

See independent accountants' review report and accompanying notes to the financial statements.

- 6 -

**POWER TO THE WORLD CORPORATION**
**NOTES TO THE FINANCIAL STATEMENTS**

June 5, 2023 (inception) (unaudited)

**Note 1 – Nature of Business and Summary of Significant Accounting Policies**

This summary of significant accounting policies of Power to the World Corporation ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities
Power to the World Corporation was incorporated on June 5, 2023 under the laws of the State of California, and is headquartered in San Rafael, California. The Company intends to be a leader in affordable, portable solar power systems. The Company's initial product, the PowerPak, is expected to be put to market during the first half of 2024.

Basis of presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Advertising costs
The Company expenses advertising costs as incurred. No advertising costs have been recognized as of the date of these financial statements.

Revenue recognition
The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

|      |                                                                                       |
|------|---------------------------------------------------------------------------------------|
| I.   | Identify the contract with a customer                                                 |
| II.  | Identify the performance obligations in the contract                                  |
| III. | Determine the transaction price                                                       |
| IV.  | Allocate the transaction price to the performance obligations in the contract         |
| V.   | Recognize revenue when (or as) the entity satisfies a performance obligation          |

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue is recognized when the items are delivered to customers and is presented net of returns and discounts.

The Company has not yet recognized any revenue as of the date of these financial statements.

**POWER TO THE WORLD CORPORATION**
**NOTES TO THE FINANCIAL STATEMENTS**

June 5, 2023 (inception) (unaudited)

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent events

Management has evaluated subsequent events through September 25, 2023, which is the date these financial statements were available to be issued.

**Note 2 – Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not yet begun its principal operations and requires significant funding to achieve its operational goals which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to begin profitable sales of its flagship products and services, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

**Note 3 – Common Stock**

At June 5, 2023, the Company has 10,000, no par value, shares of common stock authorized, with all 10,000 shares issued and outstanding. These shares were issued to the Company's CEO and Secretary at 5,000 shares each.

**POWER TO THE WORLD CORPORATION**
**NOTES TO THE FINANCIAL STATEMENTS**

June 5, 2023 (inception) (unaudited)

**Note 4 – Income Taxes**

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

The Company has not yet completed its initial tax year, thus has no current federal or state filing requirements. The Company also has not yet recognized any income or expenses as of June 5, 2023, thus no deferred tax assets or liabilities have been recognized.

**Note 5 – Risks and Uncertainties**

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak continues to have a moderate impact throughout the world and is disrupting supply chains and affecting production and sales across a range of industries in United States and other countries. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

# Appendix 3 – Subscription Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.


**POWER TO THE WORLD CORPORATION**

**SAFE**

**(Simple Agreement for Future Equity)**


THIS CERTIFIES THAT in exchange for the payment by the investor set forth on the signature page hereto (the "**Investor**") of the amount set forth on the Investor signature page hereto (the "**Purchase Amount**") on or about the date set forth on the Company signature page hereto (the "**Issuance Date**"), Power to the World Corporation, a California corporation (the "**Company**"), issues to the Investor the right to certain equity of the Company, subject to the terms described below. This Safe and the accompanying signature pages may be referred to as the **"Subscription Agreement"** or this "Agreement".

The "**Post-Money Valuation Cap**" is $5,000,000.

**The "Discount"** is 20%.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1.      *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of Equity Interests equal to the Purchase Amount divided by the Discount Price; or (2) the number of Equity Interests equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into Equity Interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the cash purchasers of Equity Interests, with appropriate variations for the Equity Interests issued to Safe holders, if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**.  If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of Equity Interests equal to the Purchase

Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating preferred Equity Interests. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Equity Interests);

(ii) On par with payments for other Safes, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Equity Interests.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Equity Interests and other Safes who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Equity Interests basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Equity Interests to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2.    *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Equity Interests basis):

● Includes all Equity Interests issued and outstanding;
● Includes all Converting Securities;
● Includes all (i) issued and outstanding Options and (ii) Promised Options; and

● Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Equity Interests.

"**Direct Listing**" means the Company's initial listing of its equity (other equity not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing equity of the Company for resale, as approved by the Company's directors or similar management body. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Rate**" means 100% minus the Discount.

"**Discount Price**" means the lowest price per share of the Equity Interests sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Equity Interests, the amount of such dividend that is paid per Equity Interest multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Equity Interests at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Equity Interests**" means Preferred/Common Stock of the Company; *provided* that, in the case of a conversion under Section 1(a) above, such Preferred/Common Stock] will take the form of a shadow series of non-voting equity interests, with rights and preferences identical in all respects to the Equity Interests issued in relevant Equity Financing, except (i) with respect to the original issue price and liquidation preference thereof, which shall reflect the Safe Price, and (ii) with respect to changes or limitations of any other rights or preferences as may be necessary or advisable to enable the Company to comply with Regulation CF.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of equity of the Company pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Equity Interests basis):

- Includes all Equity Interests issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation Equity Interests) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the lower of (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization, or (ii) the price per share of equity interest equal to the fair market value of the Equity Interests at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Offering Disclosure Documents**" means the Form C submitted by the Company to the SEC, together with all related attachments and disclosures thereto, which are summarized in Appendix 1 hereto.

"**Options**" includes options, restricted equity awards or purchases, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Equity Interests' price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Raise Green**" means Raise Green, Inc.

"**Regulation Crowdfunding**" means Regulation Crowdfunding, as adopted by SEC under the Securities Act and the Securities Exchange Act of 1934.

"**Safe**" means an instrument containing a future right to Equity Interests, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.  References to "this Safe" mean this specific instrument.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Unissued Option Pool**" means all Equity Interests that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3.	*Company Representations*

(a)     The Company is a [limited liability company][corporation] duly organized and existing under the laws of [jurisdiction of organization] and is in good standing under such laws.  The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)     The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement (subject to Section 3(d)).  This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms

(c)     The Safes, when authorized and issued in compliance with the provisions of this Agreement, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Safes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

(d)     No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Equity Interests issuable pursuant to Section 1.

4.     *Investor Representations*

(a)     The Investor is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Safe, all as described in the Offering Disclosure Documents.

(b)     The Investor (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Safe.

(c)     The Investor can bear the economic risk of the purchase of the Safe, including the total loss of the Investor's investment in the Safe, and has adequate means for the Investor's current needs and possible contingencies and has no need for liquidity in this investment.

(d)     Any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Investor anticipates no material adverse change to that condition.

(e)     All of the information the Investor has provided in this Agreement is complete, true, and correct in all material respects.

(f)     Including the Purchase Amount, in the past 12-month period the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(g)     Updates and Reliance. The Investor shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Investor in this Agreement occurring prior to the Issuance Date. The Investor understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Investor to Raise Green and in this Agreement.

5.     *Miscellaneous*

(a)     Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)     Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)     The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Equity Interests for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company equityholder or rights to vote for the election of directors or on any matter submitted to Company equityholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until equity interests have been issued on the terms described in Section 1.  However, if the Company pays a dividend on outstanding Equity Interests (that is not payable in Equity Interests) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)     This Safe and the rights under this Safe are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 2 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions).

(e)     In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)       This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of California, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in California and agree that venue shall lie exclusively in Marin County, California.

(g)       The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended.  Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h)       The Investor shall indemnify, hold harmless and defend (i) the Company, (ii) the members or other owners of the Company, (iii) Raise Green, and (iv) the other Safe holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Investor's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Investor in this Agreement or in connection with any other Offering Disclosure Documents.

(i)       The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(j)       This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Remainder of Page Intentionally Left Blank

**Signatures Appear on Next Pages**

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered as of the Issuance Date.

By (Signature*): _____

Print Name: _____

Purchase Amount (i.e. Subscribed Securities) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Investor's Notice Address:

Investor Name: _____

Mailing Address: _____

_____

Email: _____

Attention: _____

***Subscription Agreement -- Investor Signature Page***

DC-1133162

The offer to purchase Subscribed Securities as set forth on the Investor Signature Page is hereby confirmed and accepted by the Company, unless otherwise noted below, in the Purchase Amount, as set forth on the Investor signature page, as of the Issuance Date set forth below.

**Power to the World Corporation**

By:          **_____**

Print Name:     **___Ken Tarlow_____**

Title:        **___CEO & Board Chairperson_____**

Issuance Date: **_____**

*Subscription Agreement -- <u>Company Signature Page</u>*

This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

**Appendix 1 Offering Disclosure Documents**

The Form C and all Offering Disclosure documents are available on the <u>SEC EDGAR</u> database.

Type in **Power to the World Corporation** in the "company and person lookup" box.

The Company's Offering page that can be found on <u>www.raisegreen.com</u> has a Forum Section for Crowd and Company Live Questions and Answers!

**Appendix 2 Restrictions on the Transfer or Sale of Securities**

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

**Within the First Year after the Purchase**

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**At any time after the Purchase**

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

# Appendix 4 – Offering Page

DocuSign Envelope ID: CBA9CF0A-272B-4B80-BA13-5BE4C5BB9F73

Raise Green   Offerings   My Account   My Documents   Raise Green Inc ^&

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POWER PAK

# Power To The World Corporation

## Climate Impact SAFE

An innovative, low cost, easy-to-install solar power station for your home, camping or RV.

**$10K** Minimum Offering Size

**$390K** Maximum Offering Amount

OVERVIEW | BUSINESS PLAN | TERMS AND FINANCIALS | DOCUMENTS | VIDEO | UPDATES

## More Power to Investors!

Each investor who invests $1,000 or more in this offering will receive a free PowerPak system*, which will be shipped upon completion of the first production run.



POWER PAK


*Offer limited to 1 (one) PowerPak unit per $1,000 or more investor.

## Why Invest Now?

**Market Potential & Financial Projections**:

- The portable solar power generating market is estimated at over $500 million in annual sales (1).
- By year 3, Power to the World Corporation ("PTW" or "the Company") projects to sell 40,000 units per year, which is equal to 1 percent of the market.
- The Company's patent pending technology aims to make the idea of generating solar electric power much more appealing to the millions of people who want to participate in the solar electric revolution but have little or no electronic experience and a minimal budget.
- The Retail cost of PowerPak is planned to be $250, versus competitive 300W solutions, which generally start at $500 up to $1000 and more -- unlike the PowerPak, the solar panel must be purchased separate from the generator(2).

**Financial Health & Previous Fundraising**:

- PTW has already invested $60,000 for product development, prototypes, and patent and trademark applications, and has sourced funds for tooling. The Company is now seeking funds for production of the first 2,000 units – plus marketing and other business related expenses.

**Partnerships**:

- PTW intends to partner with World Systems Solutions

| Security Type | Target Offering Amount |
|---|---|
| Equity - SAFE | $10,000 |
| **Min. Investment** | **Increments** |
| $100 | $100 |
| **Valuation Cap** | **Discount** |
| $5 Million Post-Money | 20% Discount |

See Terms Tab for more details

- PTW intends to partner with World Systems Solutions (https://wssnow.org/) which, through its core programming, implements conscious collaboration opportunities to "move the needle" on the climate crisis to give PowerPaks to individuals who live in areas that do not have access to a power grid. The Company has pledged to give one PowerPak, at no cost, for every two PowerPaks sold at Retail Price.

**Management's Experience & Capabilities:**

- Ken Tarlow, the co-founder and CEO of the Company, has run his own award winning industrial design firm for over 30 years. (www.tarlowdesign.com) and has developed over 1,000 products, such as TurboWash, 5 million sold; Fast Track Tie Rack, 4 million sold; Airplane entertainment headset, 60 million sold; Casablanca Ceiling Fan, 2 million sold; The Bellwether Coffee Roasting System; the Original Food Dehydrator; and the Makeshift Traveler solar backpack – all worth over $1 billion in retail sales. Ken's main objective now is to focus on the "The PowerPak product and pour all of his knowledge and business success into this environment saving product.
- Jonathan Tyler, Co-Director, is a Patent Attorney and visionary who is the originator of the PowerPak system.
- David Tarlow, Financial Director, has an MBA from Loyola Marymount University and is currently a VP at JP Morgan Chase. He intends to oversee the financial side of the business when the Company becomes profitable.
- Bob Thompson, Manufacturing Liaison, has a 10-year working relationship with manufacturers in China. He travels regularly to China to inspect tooling and production.
- David Lieberman, Marketing Consultant, has 20 years experience in launching new products and creating marketing strategies for consumer products both online and in retail outlets.
- Michael Bokaie, Director of R+D, is a Mechanical Engineering and Business Consultant who has managed hundreds of aerospace, deep-sea and defense projects from inception, through design and manufacturing.
- Matt Gross, Industrial & Visual Designer, is an award-winning interdisciplinary designer with experience bringing products to life for Bay Area Startups and Silicon Valley Tech Giants.
- Gail Tarlow, Administrative Assistant, has 20 years experience in the film and TV industry, as well as overseeing special events for Saks Fifth Avenue San Francisco.

1 as of 2022; https://www.precedenceresearch.com/solar-generator-market

2 as of 12.4.2023, based on Company research of the marketplace

*"Let's deliver a low cost, easy to use product that allows **every person** to "dip their toe" into the solar power revolution and bring solar powered electricity into every home."*

–Ken Tarlow

## Spread the Word!

  

## The Opportunity

The PowerPak is a portable electrical power generating system using solar power to provide electricity to homes, RVs and campers.

Other portable power generating devices only include a battery and inverter that is connected to a separate solar panel. To the Company's knowledge, there is no other product on the market that allows a person to charge a removable battery located under a solar panel and take the battery indoors to an inverter console to run household appliances, computers and phone chargers.

Revenue would be earned from the sale of PowerPak systems. Additional revenue would be earned from the sale of additional battery packs and from larger PowerPak units that the Company intends to produce in the future.

PTW's customer is any person with access to a minimal amount of sun exposure and who wants to "dip their toe" in the solar-to-electric power generating revolution, to experience the delight of "free power." The lower cost ($250 for the entire system) versus other systems, makes it an easier purchase decision. The PowerPak also can be used as an emergency power supply when there is a power outage, and can be used by easier purchase decision. The PowerPak also can be used as an emergency power supply when there is a power outage, and can be used by campers and RV owners.

The global solar generator market size was estimated at USD $480 million in 2022 and it is expected to reach around USD $966.49 million by 2032, poised to grow at a compound annual growth rate (CAGR) of 7.3% from 2023 to 2032 [1].



In addition, each PowerPak owner will have the satisfaction of knowing that for every two PowerPaks sold in wealthy countries, one PowerPak will be given, at no cost,  to an individual who lives in a location that currently has no access to a power grid. Allowing these individuals to have access to necessities as basic as light and communication.

PTW has already invested $60,000 in development of prototypes, patent and trademark applications, and manufacturing outreach, and has an additional $132,000 of funds pledged to cover tooling costs. The next step is raising the funds for production.

PTW is seeking your support to raise an additional $390,000 to cover an initial production run and costs associated with marketing and sales.

*It is the intention\* of the Company for investors in this CF raise to own up to 20% of the Company post Equity Financing, determined by their proportionate dollar investment up to the maximum goal for the offering of $390K.*
*\* NOTE: This is not part of the SAFE agreement and therefore not an obligation of the Company.*

As an added incentive: Each investor who invests $1,000 or more in this offering will receive a free PowerPak system, which will be shipped upon completion of the first production run.

(1)https://www.precedenceresearch.com/solar-generator-market

## Impact

**Community Benefit**

PTW's intention is to give PowerPak units to individuals who currently have little-to-no access to electricity, which will help them enjoy the most basic of needs such as charging a cell phone or powering a lamp.

**Economic Value**

The portable solar power generating industry is currently producing an estimated greater than $500 million dollars annually and growing at a rate of 7.3% per year. By introducing a unique way to easily participate in the free electricity revolution, Power to the World (PTW) has the goal of owning 1 percent of this market in three years and 3–5 percent of this market within five years.

The PowerPak system is designed to allow millions of Americans to have first-hand experience with the benefits of solar power without paying thousands of dollars for roof-top solar panels.

**Environmental Impact**

If successful, our raise will enable us to create products that will cumulatively generate hundreds of thousands of watts of non-polluting electricity per year and to allow access to electricity to millions of people who currently do not have access to a power grid.

**Other Impact**

For every two PowerPaks that PTW sells to people in developed countries, the Company intends to give one unit to a person in an area that has little-to-no electrical power, allowing them to participate more productively and happily in modern society. The Company intends to reach out to non-profit organizations that specialize in bringing power and water to parts of the world that currently do not have adequate infrastructure for these.

PTW intends to offer the PowerPak units in bulk quantities (10,000 units and up) for 20% above its manufacturing cost – the Estimated Manufacturing cost is $80. Therefore, the bulk cost would be $96 each. Power to the World is currently working with World Systems Solutions – a non-profit that links environmentally friendly products and services with other non-profit organizations and it will be presenting the PowerPak to NGOs working in Kenya.

## The Company

Power To The World Corporation has recently been incorporated and has successfully designed, applied for patent, and prototyped the PowerPak product. The Company has a team of talented people including seasoned professionals in product design, patent law, finance, manufacturing, marketing, research & development, and industrial & visual design.

## Executive Team



### Ken Tarlow
President - CEO

Ken has run his own award winning industrial design firm for over 30 years (www.tarlowdesign.com). **Ken has developed over 1,000 products,** such as:

- TurboWash, 5 million sold;
- Fast Track Tie Rack, 4 million sold;
- Airplane entertainment headset, 60 million sold;
- Casablanca Ceiling Fan (https://www.hunterfan.com/pages/Casablanca), 2 million sold;
- The Bellwether Coffee Roasting System (https://bellwethercoffee.com/);
- the Original Food Dehydrator (https://www.ronco.com/products/5-tray-dehydrator?_pos=1&_sid=93c73532c&_ss=r); and the
- Makeshift Traveler solar backpack (https://thehomemoreproject.org/traveler)

Ken's main objective now is to focus on the PowerPak product and pour all of his knowledge and business success into this environment-saving product.



### Jonathan Tyler
Secretary and VP



Originator of the PowerPak concept.
Patent Attorney.
Graduated from Dartmouth and has funded product development and patent work to date.



## David Tarlow
CFO

20 years experience in banking and finance. Currently an Executive Director at JP Morgan Chase. Has MBA from Loyola Marymount University and other financial industry credentials.

## Press

Press related to the Makeshift Traveler here: https://thehomemoreproject.org/

Makeshift Traveler: https://youtu.be/nA2SiPUwiqA

Corte Madera designer helps fourth-graders invent new products: https://www.marinij.com/2011/05/31/corte-madera-designer-helps-fourth-graders-invent-new-products/

---

## Risks and Disclosures

**A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANYTHING YOU CANNOT LOSE ENTIRELY.**

**FULL DETAILS OF THE OFFERING ARE AVAILABLE IN THE FORM C FILED ON THE SECURITIES AND EXCHANGE COMMISSION'S EDGAR DATABASE.**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

### Specific Risk Factors

**Product Defects**

There is a risk that the "Powerpak" units may have unanticipated defects which will need to be corrected. As a startup, beyond our recent prototype, our product has not been tested in the field. The real-life environment may present reliability nuances, which could impact our profitability by introducing new remedial costs, and potential customer dissatisfaction could impact sales and revenues.

The Company's product will use Lithium iron (LiFePO4) batteries, which are a type of rechargeable lithium-ion battery that offers several advantages over other battery technologies, such as lead-acid batteries and nickel-cadmium batteries. However, LiFePO4 batteries also have some safety risks that need to be considered, as outlined below:

- Thermal runaway is a dangerous condition in which the battery's internal temperature rapidly increases, leading to the release of

- Thermal runaway is a dangerous condition in which the battery's internal temperature rapidly increases, leading to the release of flammable gases and the potential for fire or explosion. LiFePO4 batteries are less prone to thermal runaway than other types of lithium-ion batteries. However, thermal runaway can still occur in LiFePO4 batteries if they are subjected to excessive heat, impact, or overcharging.

- LiFePO4 batteries use a liquid electrolyte, which can leak if the battery is damaged. Electrolyte leakage can cause skin and eye irritation, and it can also be a fire hazard.

- Lithium ions are highly reactive and can be dangerous if they are exposed to air or moisture. LiFePO4 batteries are typically sealed and packaged in a protective case, but there is the risk of exposure to lithium ions should the case crack or break.

### Business Risk

There is the risk that the Company will fail to achieve its business objectives. This can be due to a variety of factors, including internal factors such as poor management, operational problems, and financial difficulties, as well as external factors typical for a consumer products company like Power to the World such as competition, changes in consumer demand, economic downturns, product liability, and regulatory risk.

### Shipping and Supply Chain Risk

Most battery cell technology and raw materials originate in Asia. Concentrating manufacturing in a single region increases the Company's exposure to disruptions that may occur in that region. This concentration is particularly concerning given the current geopolitical climate, with ongoing conflicts in Ukraine and Israel. These conflicts could lead to supply chain disruptions due to port closures, transportation restrictions, or political instability. Shipping products from Asia can be complex and subject to various risks, such as port congestion, shipping delays, and potential customs issues. The extra time that the realization of these risks might cause poses a challenge to mature a supply chain required for product manufacturing.

### Geopolitical Risk

Political instability and civil unrest can disrupt supply chains, damage infrastructure, and lead to expropriation of assets. Currency fluctuations can affect the profitability of offshore operations and make it difficult to price products competitively. Labor unrest and strikes can disrupt production and lead to increased labor costs. Current or future environmental regulations can increase the cost of doing business in foreign countries, including China.

Consumer electronics companies such as PTW that offshore their manufacturing to countries with lower labor costs and less stringent environmental regulations may face increased risks of sanctions. These include restrictions on trade and investment; financial penalties for companies that violate the sanctions rules, which can be significant and can have a major impact on a company's profitability; reputational damage, as consumers may be reluctant to buy products from a company that is seen as doing business with a sanctioned country; and legal challenges, as companies may be sued by shareholders, customers, or other parties for violating sanctions laws.

### Regulatory Risk

Consumer electronics companies are subject to a dynamic regulatory landscape that can pose significant risks to their business operations. Changes in regulations can affect various aspects of their business, including product design, manufacturing processes, market access, and overall profitability. As a consumer electronics products company, the Company is subject to a variety of product safety regulations, both at the national and international levels. These include:

**Product Safety:** For example, in the United States, consumer electronics products must comply with the Consumer Product Safety Improvement Act (CPSIA), which sets standards for a wide range of products, including toys, electronics, and appliances.

**Electromagnetic compatibility (EMC):** EMC regulations are designed to ensure that electronic devices do not emit excessive levels of electromagnetic interference (EMI), which can interfere with other electronic devices. For example, in the European Union, consumer electronics products must comply with the Electromagnetic Compatibility Directive (2014/30/EU).

**Environmental:** Consumer electronics companies are also subject to a variety of environmental regulations, such as those related to the use of hazardous substances and the disposal of electronic waste. For example, in the European Union, consumer electronics products must comply with the Waste Electrical and Electronic Equipment Directive (WEEE Directive), which sets standards for the collection, recycling, and disposal of electronic waste.

### Product Delivery Risk

The Company plans to use all the tools available on the Amazon product delivery platform. These include Advertising, Fulfillment, storage, Sales and Shipping. The Company plans to use Google AdWords to drive traffic to the Amazon sales site and to the Company's website. Though this marketing and sales approach eliminates the need for warehousing and fulfillment services, thereby minimizing the need for dedicated storage space and personnel normally associated with fulfillment and shipping, there is a risk of concentrating all product delivery with Amazon, given its power to set pricing for retail products on a grand scale, competing directly with independent businesses that have established stores on the Amazon platform, and creating conditions for those businesses that prevent them from offering their products through other online retail channels. Also, the Company has not worked through Amazon previously, and there may be additional challenges with Amazon of which the Company is not aware.

### Patent Risk

Patent risk is the risk that the Company's product may infringe on the patents of others. This can lead to lawsuits, injunctions, and damages awards. Patent risk can be especially important for high-tech companies like Power to the World, which rely on intellectual property to protect our competitive advantage.

### Technology Risk

Technology risk is the risk that the Company's technology will not function as intended, or that it will be disrupted by new technologies. Technology risk is a significant risk and especially high for consumer product companies, like Power to the World. We rely on technology to design, develop, manufacture, and market our product. We also rely on technology to interact with our customers and to manage supply chains. There are a number of factors that can contribute to technology risk for consumer product companies like Power to the world, including the rapid pace of technological change, increasing reliance on third-party technology suppliers, product recalls, supply chain disruptions, and loss of market share.

### Reliance on Contractors

The Company has selected one qualified contractor to manufacture the PowerPak units. There is a chance that the contractor will under-perfom or will not deliver product in a timely fashion. Given the Company plans to be working with only 1 contractor initially, the Company has increased risk because the contractors are not diversified.

### Breach of Contract

There is a possibility that there could be a breach of contract associated with manufacturing or sales. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to meet its financial obligations.

### Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

### Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the Company's use of proceeds.

### Nascent Industry

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

### Limited Operating History

The Company and its development projects continue to be developed. The Company has limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

### Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the Company's decision making process and must rely on management of the Company.

### Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance. legal, and other areas. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results.

### Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

### Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company. Given the PowerPak is a consumer product, there is heightened risk of liability given the Company does not know how consumers will interact with the product.

### Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

### General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The company may lose existing customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

There is a risk of resurgence of the COVID pandemic or emergence of a new pandemic, which could cause shutdowns of businesses and borders, and cause great economic harm. This would significantly impact the business.

### Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute our business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

### Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

### Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

### Financial Controls for Small Companies

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

### Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

### Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

### Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

### Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

### Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

### No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

### Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

### Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

### No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

### This Offering allows for "Rolling Closes"

If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

## SAFE Risks

### Indefinite or delayed conversion

The SAFE will convert to equity if the Company raises more equity. If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing.

### No Voting Rights

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You will have no ability to control the management of the Company.

### Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on a Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly, unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

**Event of Default or Sale of the Company**

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that Safe holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of equity interests outstanding at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the equity triggering the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

**Insufficient liquidity**

Upon the occurrence of certain events, holders of the SAFEs may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

**Investors will be unable to declare the Security in "default" and demand repayment.**

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment.. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

**Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.**

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company 's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

**Long term hold**
The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.
As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

**No Promise of Return**
Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return, but also the greater opportunity for a higher return commonly referred to as risk vs return. Before dividends are paid to an equity holder, the management of the Company must approve the distribution, and is obligated to pay all senior obligations first. The equity holder is typically the last to receive any distributions. As a SAFE holder, or if the SAFE converts to an equity owner in the Company, with no voting rights, you will not have any ability to influence the payment of dividends.

**Valuation Risk**
The Offering price was not established in a public or competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. The Offering price for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price.

**Market, Inflation, and Interest Rate**
Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

**No Public Market; Transfer or Sales Limitations**
There is no public market for, and the investor may be unable to sell the SAFEs, and if converted the equity interests. No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

**Limited opportunity to cure**

Investors will not receive any notice of default, material changes, or other problems with the Company, construction or operation of the Project.

**No Collective Action**
There are no provisions for investors to communicate with each other or take any collective action.

**Risks Related to Minority Ownership Factors**

SAFE investors have no voting rights. Upon conversion, they will be minority shareholders with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors.

**Risks Related to Certain Corporate Actions**

Risks Related to Certain Corporate Actions

**Additional issuances of securities**

The Company may issue additional securities of the same, or different, class, to the Securities of this offering which may reduce the value due to dilution. Those additional issuances may have preferred rights or other preferential treatment that negatively impact the SAFE-holders ability to receive a dividend or expected return.

**Company repurchases of securities**

Any repurchase of securities potentially reduces the Company's available funds to support its business. Repurchases of Securities issued in this offering may be at a lesser value than they were purchased for. SAFE and minority shareholders will have no rights to influence the decision to repurchase shares.

**A sale of the Company or of assets of the Company**

A sale of the Company may be at a lesser value than the valuation you might expect for the Company. A sale of assets may decrease the valuation of the Company, reducing the value of the SAFEs. SAFE holders and minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company.

**Transactions with related parties**

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value or result an issuance of securities with greater rights than Securities in this offering.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

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⏱ TIME REMAINING

**87** Days   **21** Hours   **50** Mins

**2%** COMMITTED $200

## Power To The World Corporation
### Climate Impact SAFE

An innovative, low cost, easy-to-install solar power station for your home, camping or RV.

**$10K** — Minimum Offering Size     **$390K** — Maximum Offering Amount

OVERVIEW    **BUSINESS PLAN**    TERMS AND FINANCIALS    DOCUMENTS    VIDEO    UPDATES



# THE NEED

With the global realization that continued use of fossil fuel-based energy sources will make our planet uninhabitable for humans, there is a growing demand for alternative energy sources such as wind and solar power.

Large solar panel arrays have been erected in high sun areas, and solar panels are finding their way onto more rooftops in commercial and residential areas. Small solar panels are being used by campers and RVers to supply power to lithium-ion batteries which in turn supply power to low voltage items such as lanterns or phone chargers.

However, none of the current solar-to-electric portable systems allow a person to charge a battery stored beneath a solar panel, and then to remove the battery and carry it, via a comfortable handle, and insert it into an indoor console allowing a person to plug small home appliances such as lamps, computers, and phones into the console to power those items with free electricity obtained from the sun.

"When electricity is required outside of the electrical grid, current solutions lack the ease-of-use, modularity, and low cost to encourage widespread adoption.

These barriers leave individuals without access to amenities, long-distance communication, and potentially life-saving technologies."

4

# THE SOLUTION

**The PowerPak System, invented and developed by Jonathan Tyler and Ken Tarlow, allows anyone to experience the joy of free electricity without needing any prior experience with solar panels, batteries or inverters.**

With the onset of climate change, extreme weather events can cause power outages, which require the use of an emergency power source such as PowerPak.

In areas of the world where no electrical grid exists, the PowerPak system can provide a way to plug in electrical appliances such as lamps, radios, computers and phones virtually anywhere that the sun shines allowing millions of people to have access to light and power for the first time.

A PowerPak user is able to learn how much energy each appliance uses by seeing how fast the battery is depleted of energy before needing to be recharged – creating a new sense of energy awareness.

Please refer to the comparison chart below to understand the advantages of PowerPak over other portable power generating systems.


PowerPak Charging Panel


PowerPak Power Base

5

# POWER TO THE WORLD:

## PowerPak Ecosystem

1. The battery module is charged when inserted into solar panel port. The battery indicator shows charge percentage and handle allows for easy withdrawal.

2. The battery module can be used immediately for power generation or stored for later use.

3. By inserting the battery module into the power base, the unit's outlets are powered.

4. The use of standard AC electronics is enabled anywhere.

6

---

## The Technology

(Lithium Ferrophosphate (LiFePO4)

**Power to The World is using the world's most advanced technology for the PowerPak battery module.**

**Eco – Friendly:**
The Power Pak Battery **contains zero toxic heavy metals** such as lead, cadmium, nor any corrosive acid or alkali electrolyte.

**Lightweight**
The Power Pak Battery weighs **25% - 30% the weight** of a lead-acid battery of equivalent power.

**Lifelong Performance:**
The Power Pak Battery can deliver more than 5000 deep discharge cycles **(over 13 years of Daily Charges)**

**Rugged:**
The Power Pak Battery can be used in high ambient temperatures, **up to 150 °F (65 °C)** without performance or service-life degradation.

**User-Friendly:**
The Power Pak battery is **100% maintenance-free** for the life of the battery.

**Next Generation:**
With patents having started to expire in 2022 and the increased demand for cheaper EV batteries, Lithium Ferrophosphate (LiFePO4) batteries will become increasingly affordable and reduce manufacturing costs into the future.

| Cutting edge Lithium Ferrophosphate battery technology is at the heart of the Power Pak Ecosystem |

| Example: Tesla is currently using identical LiFePO4 battery technology in the company's most popular EVs |

7

---

## The Market

### THE OVERALL SOLAR POWER MARKET

The overall solar power market is $180 billion worldwide and is expected to grow 15% annually for the next ten years.

**$180B**

### THE PORTABLE SOLAR POWER GENERATING MARKET

Estimated to be about $1.2 billion with an expected 17% annual rise.

**$1.2B**

### MARKET SIZE OF THE PORTABLE SOLAR POWER GENERATING FOR THE RV AND CAMPING MARKET

Estimated to be $480 million annually. Our goal is to capture one percent of this market by 2025.

**$4.8M**
Power To the World Projected 2025 Market Share

**$480M**

7

---

## Competition

| Comparison of PowerPak to Other Portable Power Stations (Assuming a 40W solar panel and a 300W inverter) | PowerPak | Other Portable Power Stations |
|---|---|---|
| Fully Wired | ✓ | ✗ |
| Waterproof | ✓ | ✗ |

Currently, portable electric generators are sold without solar panels. The end user is expected to figure out what solar panel to buy and to wire it to the electric generator.

An example of a portable power generator that is equivalent in size to our unit (PowerPak) is the Jackery 300 watt unit – which is selling for $299 *(no solar panel is included in this price)* Jackery Portable Generator Available via Amazon

Although the Jackery unit is well built, it is not waterproof, and not intended to be left out for long periods of time in the hot sun or freezing temperatures. Furthermore, the Jackery unit does not have a removable battery that can be carried inside and plugged into a console ready to accept AC plugs or USB plugs. Additionally, the Jackery unit uses a lithium-ion battery which is not ideally suited to operating in extreme temperatures (hot and cold) and is less effective when being deeply discharged on a repeated basis.



| | | |
|---|---|---|
| Full System complete with Panels for ≤$250 | ✓ | ✗ |
| 2x 110 VAC outlets, 2x USB ports | ✓ | ✓ |
| Overcharge Protection | ✓ | ✓ |
| Made of Recycled Material | ✓ | ✗ |
| Raised Solar Support Stand | ✓ | ✗ |
| Battery Capable of Withstanding Extreme Temperatures | ✓ | ✗ |
| Battery that Can Be Shipped by Airplane Without Excess Precautions | ✓ | ✗ |
| Comfortable Carry Handle | ✓ | ✓ |
| Compact Size for Indoor Console | ✓ | ✗ |
| "Give-Back Plan" | ✓ | ✗ |

8

---

# MANUFACTURING



The product will be manufactured by



## Dongguan FangYi Industry Co. Ltd.

No.29, XiaJia Road, SuKeng Village,
Changping Town, Dongguan City,
Guangdong province, China
Post code: 523000

Contacter: Harry Guo
Phone: 0086 139 2924 2205

This company is well-known for producing quality products at a reasonable price. Our US - China liaison person is Bob Thompson – President of Savvy Prints. He travels to China every 3 months to personally check on projects. He takes full responsibility for the quality and timely shipping of the product.

Tarlow Design has a long working relationship with Thompson, therefore Power to the World has high confidence that the PowerPak will be a high-quality, attractively-priced product. Here is an example of a product designed by Tarlow Design and manufacture under Bob's Supervision.



Face Case – a phone case that includes a place for cosmetics and a mirror
Designed by Ken Tarlow | Manufactured by Bob Thompson | Savvy Print Solutions

10

---

# MARKETING AND SALES STRATEGY



Power To The World Corporation plans to use all the tools available on the Amazon product delivery platform. These include Advertising, Fulfillment, storage, Sales and Shipping.

Power to the World will use Google AdWords to drive traffic to the Amazon sales site and to our website.

This marketing and sales approach eliminates the need for warehousing and fulfillment services, thereby minimizing the need for dedicated storage space and personnel normally associated with fulfillment and shipping.

Power to the World will be hiring a full time social media person to daily put out messages and updates and articles on social media platforms – directing people to our website.



11

---

# PRODUCT COST BREAKDOWN

Profit
($138.75)

| | |
|---|---|
| Suggested Retail Price of the Powerpack system | $250.00 |
| Mfg. cost fob China - per unit FOB China | $80.00 |




Amazon costs for advertising, fulfillment, storage - per unit $20.00
China Shipping and Duty $8.25
Ongoing Proper unit $3.00
Total cost per unit = $111.25
Net profit per unit= $138.75
$250 MSRP
Costs per Unit ($111.25)
Mfg. cost fob China - per unit FOB China
Amazon costs/unit (advertising, fulfillment, storage)
China Shipping and Duty
Ongoing Proper unit
Net profit per unit
15

## Testimonial

PTW has gotten very positive comments from those who have seen the PowerPak prototypes and received profound thanks from a person living in Kenya, who received and tested one of the Company's first PowerPaks, stating that it has "Changed our lives forever."

### Footnotes

**Technology Slide:** October 20, 2021 article - *Tesla switches all standard-range vehicles to LiFePo chemistry* (https://www.cnet.com/roadshow/news/tesla-battery-switch-lifepo-standard-range/).
**Market Slide:** Data from 2020-2021 by Precedence Research (https://www.precedenceresearch.com/solar-generator-market)
**Marketing and Sales slide:** The plans assumes Company receives funding.
**Competition slide:** Based on the Company's market research for product solutions of similar components and wattage as of 12/1/2023.
**Product and Cost Breakdown:** Estimates based on research and experience of the Company as of 12/1/2023.

## Use of Proceeds

The Company is seeking to raise a minimum of $10,000 (the "Target Offering") and up to $390,000 (the "Maximum Offering Amount") in this Offering. Capital raised from this offering would be spent to finance a production run of 2,000 PowerPaks as well as for marketing activities and general overhead.

**The Company will use the Target Offering Amount for the following:**

Pay 93% towards the one-time tooling cost; that is, for designing, cutting, shaping, and forming materials that will be used to produce the parts and components of the product. Raise Green is paid a 7% success fee.

**The Company will use the Maximum Offering Amount for the following:**

Pay for 5.6% for tooling; 42.7% for manufacturing; 6.4% for advertising, marketing and sales; 11.5% for salaries and 26.6% for additional operating expenses. Raise Green is paid a 7% success fee.

| | If Target Offering Amount | | If Maximum Offering Amount | |
|---|---|---|---|---|
| | $ | % | $ | % |
| **Total Proceeds** | **10,000** | **100%** | **390,000** | **100%** |
| Less: Raise Green Service Fees | 700 | 7% | 27,300 | 7% |
| **Net Proceeds** | **$9,300** | **93%** | **$362,700** | **93%** |
| Less: Tooling* | 9,300 | 93% | 22,000 | 5.6% |
| Less: Manufacturing | 0 | 0% | 166,875 | 42.7% |
| Less: Advertising, Marketing & Sales | 0 | 0% | 25,000 | 6.4% |
| Less: Salaries | 0 | 0% | 45,000 | 11.5% |
| Less: Other OpEx | 0 | 0% | 103,825 | 26.6% |
| **Total Use of Net Proceeds** | **$9,300** | **93%** | **$362,700** | **93%** |

*Total projected tooling cost is $132,000, which has been promised to the Company by Jonathan Tyler

**Table 2*. Use of Proceeds**. The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

*Table excerpt from the Form C.

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.



**Raise Green**   Offerings    My Account    My Documents



**Get Started** 60%

✓ Enter an Amount

enter amount        USD
$100 minimum

✓ Verify Identity

✓ Accreditation Status

3 Investment Limits

**CONTINUE**

4 Payment Method

⟨ Back to Offers

**MANAGE**    **INVITE TO OFFER**

🕐 TIME REMAINING
**87** **21** **49**
Days Hours Mins

**2%**
COMMITTED
$200

**Power To The World Corporation**
**Climate Impact SAFE**

An innovative, low cost, easy-to-install solar power station for your home, camping or RV.

**$10K**
Minimum Offering Size

**$390K**
Maximum Offering Amount

⟨    OVERVIEW    BUSINESS PLAN    **TERMS AND FINANCIALS**    DOCUMENTS    VIDEO    UPDATES    ⟩

## Terms

**Target Offering Amount**: $10,000

**Maximum Offering Amount**: $390,000

**Security Type**: Simple Agreement for Future Equity ("SAFE")

**Discount**: 20%

**Post-Money Valuation Cap**: $5,000,000

**Minimum Investment**: $100

**Incremental Amounts**: $100

**Offering Period**: 12/05/2023 - 03/01/2024

It is the intention* of the Company for investors in this CF raise to own up to 20% of the Company post Equity Financing, determined by their proportionate dollar investment up to the maximum goal for the offering of $390K.

* NOTE: This is not part of the SAFE agreement and therefore not an obligation of the Company.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

|  | Most Recent Fiscal Year-end - (6.30.2023) |
|---|---|
| Total Assets: | $0 |
| Cash & Cash Equivalents: | $0 |
| Accounts Receivable: | $0 |
| Short-term Debt: | $0 |
| Long-term Debt: | $0 |
| Revenues/Sales: | $0 |
| Cost of Goods Sold: | $0 |
| Taxes Paid: | $0 |
| Net Income: | $0 |
| # Employees | 1 |

**Table 5\***.  The chart above shows the Company's most recent unaudited financials for fiscal year end. Note: the Company was created 6/5/2023.

*Table excerpt from the Form C.

|  | 2024 | 2025 | 2026 |
|---|---|---|---|
| **Income** | **$500,000** | **$2,500,000** | **$5,000,000** |

| | $500,000 | $2,500,000 | $5,000,000 |
|---|---|---|---|
| Add: Sales | | | |
| **Expenses**[3] | **$492,700** | **$1,418,500** | **$2,547,000** |
| Less: Tooling | $152,000 | $36,000 | $42,000 |
| Less: Manufacturing | $166,875 | $1,112,500 | $2,225,000 |
| Less: Advertising, Marketing & Sales | $25,000 | $50,000 | $50,000 |
| Less: Salaries | $45,000 | $90,000 | $90,000 |
| Less: Other OpEx | $103,825 | $130,000 | $140,000 |
| **Net Profit** | **$7,300** | **$1,081,500** | **$2,453,000** |
| Less: Reinvest in inventory | $3,650 | $540,750 | $1,226,500 |
| Less: Key employee remuneration plus new product development | $1,460 | $216,300 | $490,600 |
| **EBITDA** | **$2,190** | **$324,450** | **$735,900** |

*Table 6. Financial projections*

If successful in this offering, the funds raised will be leveraged towards manufacturing, selling and distributing the product as it has been prototyped. If this Offering reaches its Maximum Offering Amount, the Company is targeting to reach the above milestones. The financial projections are based on current assumptions and factors that may change over time. Actual results may vary, and we cannot guarantee the accuracy or realization of these projections.

(3): Projections include the Company's pledge that for every 2 sold, 1 is given away

NOTE: Table 6 excerpt is from the Form C.

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Raise Green   Offerings   My Account   My Documents   2   Raise Green Inc ^&

**Get Started** 60%

Enter an Amount

enter amount USD

$100 minimum

Verify Identity

Accreditation Status

3 Investment Limits

CONTINUE

4 Payment Method

< Back to Offers

MANAGE   INVITE TO OFFER


TIME REMAINING
87 Days 21 Hours 49 Mins
2% COMMITTED $200
POWER PAK
Power To The World Corporation

## Climate Impact SAFE

An innovative, low cost, easy-to-install solar power station for your home, camping or RV.

**$10K**
Minimum Offering Size

**$390K**
Maximum Offering Amount

OVERVIEW | BUSINESS PLAN | TERMS AND FINANCIALS | **DOCUMENTS** | VIDEO | UPDATES

SAMPLE Form C

PDF SAMPLE - FORM C

SAMPLE Subscription Agreement

PDF SAMPLE - PTW Subscription Agre

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

Raise Green Offerings My Account My Documents

2

Raise Green Inc ^&

Get Started 60%

Enter an Amount

enter amount USD

$100 minimum

Verify Identity

Accreditation Status

3 Investment Limits

CONTINUE

4 Payment Method

< Back to Offers

MANAGE

INVITE TO OFFER

TIME REMAINING

87 Days 21 Hours 48 Mins

2% COMMITTED $200

POWER PAK

# Power To The World Corporation

## Climate Impact SAFE

An innovative, low cost, easy-to-install solar power station for your home, camping or RV.

$10K
Minimum Offering Size

$390K
Maximum Offering Amount

OVERVIEW | BUSINESS PLAN | TERMS AND FINANCIALS | DOCUMENTS | VIDEO | UPDATES

Demonstration of the PowerPak



Power to the World - Power Pak
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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

 **Raise Green**

Offerings     My Account     My Documents

🔍 ❓ 🔔² 👤 **Raise Green Inc ^&** ⌄

**Get Started** 60%

✓ Enter an Amount

enter amount     USD
$100 minimum

✓ Verify Identity

✓ Accreditation Status

③ Investment Limits

**CONTINUE**

④ Payment Method

‹ Back to Offers

**MANAGE**     🔗 **INVITE TO OFFER**



🕐 **TIME REMAINING**

**87** Days  **21** Hours  **48** Mins

**2%** COMMITTED $200

**Power To The World Corporation**

**Climate Impact SAFE**

An innovative, low cost, easy-to-install solar power station for your home, camping or RV.

**$10K**
Minimum Offering Size

**$390K**
Maximum Offering Amount

‹  OVERVIEW     BUSINESS PLAN     TERMS AND FINANCIALS     DOCUMENTS     VIDEO     **UPDATES**  ›

November 30, 2023

**Stay tuned for updates!**

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.



**Raise Green**

Offerings     My Account     My Documents

🔍  ❓  🔔 2     👤 Raise Green Inc ^& ⌄

**Get Started**  60%

✅ Enter an Amount

enter amount          USD
$100 minimum

✅ Verify Identity

✅ Accreditation Status

3️⃣ Investment Limits

**CONTINUE**

4️⃣ Payment Method

‹ Back to Offers

MANAGE     ⤴ INVITE TO OFFER



🕐 TIME REMAINING

**87** Days  **21** Hours  **47** Mins

**2%** COMMITTED $200

**POWER PAK**

**Power To The World Corporation**

## Climate Impact SAFE

An innovative, low cost, easy-to-install solar power station for your home, camping or RV.

**$10K**                    **$390K**
Minimum Offering Size    Maximum Offering Amount

‹  OVERVIEW    BUSINESS PLAN    TERMS AND FINANCIALS    DOCUMENTS    VIDEO    UPDATES  ›

## Ask the Founders a Question

Ask them anything, and when answered, it will be published for others to see. Please include only one question per post.

Enter your question

150 of 150 characters left

☐ I have a relationship with this company or am being compensated to promote this offer.

SUBMIT QUESTION

## Question & Answers

There are currently no questions

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

# Appendix 5 – Assignment of Patent to Power to the World Corporation

Docket No. POW-05

**DECLARATION (37 CFR 1.63) FOR UTILITY OR DESIGN APPLICATION USING AN APPLICATION DATA SHEET (37 CFR 1.76) AND ASSIGNMENT FOR SINGLE ASSIGNEE**

| | |
|---|---|
| **TITLE OF INVENTION** | SYSTEMS, APPARATUS, AND METHODS FOR UTILIZING SOLAR ENERGY AND OTHER TYPES OF RENEWABLE ENERGY |

As the below named inventor, I hereby declare that:

This declaration is directed to:

☐ The attached application, or

☒ United States application or PCT international application number 18/310,726 filed on May 2, 2023.

The above-identified application was made or authorized to be made by me.

I believe that I am the original inventor or an original joint inventor of a claimed invention in the application.

I hereby acknowledge that any willful false statement made in this declaration is punishable under 18 U.S.C. § 1001 by fine or imprisonment of not more than five (5) years, or both.

WHEREAS, I, the below-identified Inventor, have invented certain new and useful improvements in the Invention identified above and described in the above-identified patent application(s) and/or patent(s) (hereinafter "Invention");

WHEREAS, Power To The World Corp. (hereinafter "Assignee") having place of business at: 218 C Street, 94902 San Rafael, CA (USA), is desirous of acquiring the entire right, title and interest in and to said invention and in and to any Letters Patent that may be granted therefore in the United States or its territorial possessions;

NOW, THEREFORE, good and valuable consideration having been paid to each of the undersigned, the receipt and sufficiency of which are hereby acknowledged;

I hereby assign, sell and transfer my above-identified rights, title and interest in said Invention, said application(s) as identified above, including any divisions, continuations, and continuations-in-part thereof, and in and to any and all Letters Patent of the United States, which may be granted for said Invention, and in and to any and all reissues and reexaminations thereof, which may be granted or have granted for said Invention, and in and to any and all priority rights, Convention rights, and other benefits accruing or to accrue to us with respect to the filing of applications for patents or securing of patents in the United States, unto said Assignee;

And I hereby authorize and request the Commissioner of Patents and Trademarks to issue any United States Letters Patent which may issue for said Invention to said Assignee, as assignee of the whole right, title and interest thereto;

And I further agree to sign and execute all necessary and lawful future documents, including applications for filing divisions, continuations and continuations-in-part of said application for patent and/or for obtaining any reissue or reissues of any Letters Patent which may be granted for my aforesaid Invention, as the Assignee or its successors and designees may from time to time require and prepare at its own expense.

The undersigned hereby grants the firm of LUCAS & MERCANTI, LLP, located at 30 Broad Street, New York, New York, 10004, the power to insert on this assignment any further identification which may be necessary or desirable in order to comply with the rules of the United States Patent Office for recordation of this document.

| | | |
|---|---|---|
| **LEGAL NAME OF INVENTOR** | Inventor: Kenneth Allan TARLOW<br>Signature: Ken Tarlow | Date: 11-26-23 |



**LUCAS & MERCANTI, LLP**
30 BROAD STREET, 21ST FLOOR
NEW YORK, NY 10004

Docket No. POW-05-U

# DECLARATION (37 CFR 1.63) FOR UTILITY OR DESIGN APPLICATION USING AN APPLICATION DATA SHEET (37 CFR 1.76) AND ASSIGNMENT FOR SINGLE ASSIGNEE

| | |
|---|---|
| **TITLE OF INVENTION** | SYSTEMS, APPARATUS, AND METHODS FOR UTILIZING SOLAR ENERGY AND OTHER TYPES OF RENEWABLE ENERGY |

As the below named inventor, I hereby declare that:

This declaration is directed to:

☐ The attached application, or

☒ United States application or PCT international application number 18/310,726 filed on May 2, 2023 .

The above-identified application was made or authorized to be made by me.

I believe that I am the original inventor or an original joint inventor of a claimed invention in the application.

I hereby acknowledge that any willful false statement made in this declaration is punishable under 18 U.S.C. § 1001 by fine or imprisonment of not more than five (5) years, or both.

WHEREAS, I, the below-identified Inventor, have invented certain new and useful improvements in the Invention identified above and described in the above-identified patent application(s) and/or patent(s) (hereinafter "Invention");

WHEREAS, Power To The World Corp. (hereinafter "Assignee") having place of business at: 218 C Street, 94902 San Rafael, CA (USA), is desirous of acquiring the entire right, title and interest in and to said invention and in and to any Letters Patent that may be granted therefore in the United States or its territorial possessions;

NOW, THEREFORE, good and valuable consideration having been paid to each of the undersigned, the receipt and sufficiency of which are hereby acknowledged;

I hereby assign, sell and transfer my above-identified rights, title and interest in said Invention, said application(s) as identified above, including any divisions, continuations, and continuations-in-part thereof, and in and to any and all Letters Patent of the United States, which may be granted for said Invention, and in and to any and all reissues and reexaminations thereof, which may be granted or have granted for said Invention, and in and to any and all priority rights, Convention rights, and other benefits accruing or to accrue to us with respect to the filing of applications for patents or securing of patents in the United States, unto said Assignee;

And I hereby authorize and request the Commissioner of Patents and Trademarks to issue any United States Letters Patent which may issue for said Invention to said Assignee, as assignee of the whole right, title and interest thereto;

And I further agree to sign and execute all necessary and lawful future documents, including applications for filing divisions, continuations and continuations-in-part of said application for patent and/or for obtaining any reissue or reissues of any Letters Patent which may be granted for my aforesaid Invention, as the Assignee or its successors and designees may from time to time require and prepare at its own expense.

The undersigned hereby grants the firm of LUCAS & MERCANTI, LLP, located at 30 Broad Street, New York, New York, 10004, the power to insert on this assignment any further identification which may be necessary or desirable in order to comply with the rules of the United States Patent Office for recordation of this document.

| | | |
|---|---|---|
| **LEGAL NAME OF INVENTOR** | Inventor: Jonathan A. TYLER<br>Signature: [signature] | Date: November 26, 2023 |



**LUCAS & MERCANTI, LLP**
30 BROAD STREET, 21ST FLOOR
NEW YORK, NY 10004

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

## FORM C
## UNDER THE SECURITIES ACT OF 1933

(Mark One)

<u>X</u> : Form C: Offering Statement
__ : Form C-U: Progress Update:_____
__ : Form C/A: Amendment to Offering Statement: _____
    __: Check box if Amendment is material and investors must reconfirm within five business days.
__: Form C-AR: Annual Report
__: Form C-AR/A: Amendment to Annual Report
__: Form C-TR: Termination of Reporting

Name of issuer (Please ensure this matches the company name as stated on the CIK): Power To The World Corp

Legal status of issuer:

    Form: S-Corporation
    Jurisdiction of Incorporation/Organization: California
    Date of organization: June 5, 2023

Physical address of issuer: 218 C Street, San Rafael, CA 94901

Website of issuer: https://powertotheworld.org/

Name of intermediary through which the offering will be conducted: Raise Green, Inc.

CIK number of intermediaries: 1747584

SEC file number of intermediaries: 7-191

FINRA Central Registration Depository (CRD) number, if applicable, of intermediary: 301770

Sec 2930 (4/17)    Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing , for conducting the offering, including the amount of referral and any other fees associated with the offering:

7% of the final funds raised plus a $1000 launch fee and a $1600 - $1800 transaction processing fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: SAFE

Target number of securities to be offered: 100

Price (or method for determining price):

Target offering amount: $10,000

Oversubscriptions accepted:
_X_: Yes
__: No

If yes, disclose how oversubscriptions will be allocated:
__: Pro-rata basis,
_X_: First-come, first-served basis
__: Other – provide a description:

Maximum offering amount (if different from target offering amount): $390,000

Deadline to reach the target offering amount: March 1, 2024

*NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.*

Current number of employees: 1

|  | Most Recent Fiscal Year-end | Prior Fiscal year-end |
|---|---|---|
| Total Assets: | $0 | $0 |
| Cash & Cash Equivalents: | $0 | $0 |
| Accounts Receivable: | $0 | $0 |
| Short-term Debt: | $0 | $0 |
| Long-term Debt: | $0 | $0 |
| Revenues/Sales: | $0 | $0 |
| Cost of Goods Sold: | $0 | $0 |
| Taxes Paid: | $0 | $0 |
| Net Income: | $0 | $0 |

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

**[List will include all U.S. Jurisdictions, with an option to add and remove them individually, add all and remove all.]**

# GENERAL INSTRUCTIONS

**I. Eligibility Requirements for Use of Form C**

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

## II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

## III. Information to be Included in the Form

### Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g ), (h), (l ), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sal es, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other form at included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

### Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:
- A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have

not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
- These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

**Item 3. Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the in form action required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long -term debt, revenues/sal es, cost of goods sold, tax es paid and net income).

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

**Power To The World Corporation**

By

DocuSigned by:

Ken Tarlow

BB811A0B4CDF449...

Ken Tarlow

President/CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Ken Tarlow

BB811A0B4CDF449...

(Signature)

president

(Title)

12/4/2023

(Date)

*Instructions.*

*1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

*2. The name of each person signing the form shall be typed or printed beneath the signature.*

*Intentional misstatements or omissions of f acts constitute federal criminal violations. See 18 U.S.C. 1001.4*